Filed by Blackstone Products, Inc

Pursuant to Rule 425 under the Securities Act of 1933, and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Companies:

Blackstone Products, Inc.

Ackrell SPAC Partners I Co.

(Commission File No. 001-39821)

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